Earth science tech, inc.

8000 NW 31ST STREET, UNIT 19

DORAL, FL 33122

July 10, 2019

Jonathan Burr

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Earth Science Tech, Inc. Amendment No. 1 to
Registration Statement on Form S-1 Filed May 10, 2019
File No. 333-230543

Dear Mr. Burr:

By letter dated May 17, 2019, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Earth Science Tech, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on May 10, 2019. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Amendment No. 1 to Registration Statement on Form S-1 filed May 10, 2019

Special Information Regarding Forward-Looking Statements, page 11

1.	We note your revised disclosure in response to comment 4. Please remove references to Section 27A of the Securities Act and Section 21E of the Exchange Act.

RESPONSE:	In response to the Staff’s comment, we have removed the references to Section 27A of the Securities Act and Section 21E of the Exchange Act.

Recent Sales of Unregistered Securities, page II-2

2.	We note your revised disclosure in response to comment 16. Please briefly state the facts relied upon to make the exemption available for each of the noted offerings. See Item 701(d) of Regulation S-K.

RESPONSE:	In response to the Staff’s comment, we have briefly stated the facts relied upon to make the exemptions available for each of the noted offerings under Recent Sales of Unregistered Securities in page II-2.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

Nickolas Tabraue

President

Earth Science Tech, Inc.

8000 NW 31st Street, Unit 19

Doral, FL 33122